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SEC FILE NUMBER
333-124319-17

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Alpha NR Holding, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
One Alpha Place, P.O. Box 2345

Address of Principal Executive Office (Street and Number)
Abingdon, Virginia 24212

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Alpha NR Holding, Inc. (the “Company”) is a wholly owned subsidiary of Alpha Natural Resources, Inc. (“ANR”), and the Company files quarterly reports on Form 10-Q with the reduced disclosure format pursuant to General Instruction H of Form 10-Q. ANR, the Company and their independent registered public accounting firm, KPMG LLP (“KPMG”), have undertaken a review of the manner in which ANR and the Company account for certain purchases and sales on the over-the-counter (OTC) coal market under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. This review is substantially complete, and the Company expects to record accounting adjustments related to these OTC transactions in the second quarter of 2006 that are expected to increase net income by approximately $2.7 million. The Company expects to record these adjustments, as well as future mark-to-market gains or losses on purchases and sales transactions in the OTC market that meet the definition of a derivative, in “Coal revenues” and “Cost of coal sales.” These adjustments will only affect the timing of the recognition of income or losses on the relevant contracts and will not affect the underlying economics or cash flow of those transactions. The Company has assessed the impact of these adjustments and does not believe these amounts are material to any previously issued financial statements or to its expected full year results for 2006.
The delay in the filing of the Company’s Form 10-Q for the second quarter of 2006 is a result of this accounting review. The Company intends to file its Form 10-Q no later than August 21, 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Vaughn R. Groves, Esq.	276	619-4410
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the accounting adjustments the Company expects to record in the second quarter of 2006, upon completion of management’s and KPMG’s review of the Company’s accounting for certain purchases and sales on the OTC coal market under SFAS 133. The actual amount of the accounting adjustment the Company records may differ from the currently expected amount.

ALPHA NR HOLDING, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2006	By	/s/ David C. Stuebe

David C. Stuebe
Vice President and Chief Financial Officer